UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Patrick Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

703343103

(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,834,469

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,834,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,834,469

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,834,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 458,620

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 458,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 458,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 458,620

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 458,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 458,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,293,089

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,293,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on September 19, 2005, and amended on April 10, 2007 and May 18, 2007 (the “Original Schedule 13D”), relating to the common stock, no par value, of Patrick Industries, Inc.  Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings given to them in the Original Schedule 13D.

Item 1.     Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Patrick Industries, Inc. (the “Company”).  The Company’s principal executive offices are located at 107 West Franklin Street, Elkhart, Indiana 46515.

Item 2.     Identity and Background

(a)   This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TMF”), with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock directly owned by TMF; and

(v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP and TMF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TCP, TCM, TMF and TCO is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)   The principal business of each of TMF and TCP is serving as a private investment limited partnership.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.    Mr. Gendell serves as the managing member of TCM and TCO.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO and TCM is a limited liability company organized under the laws of the State of Delaware.  TMF is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

On September 17, 2007, the Company entered into a Standby Purchase Agreement with TCP and TMF (the “Standby Purchase Agreement”), under which the TCP and TMF agreed to certain standby commitments with regard to the Company’s planned rights offering to its shareholders (the “Rights Offering”).  Under the Standby Purchase Agreement, TCP and TMF have agreed to purchase their pro rata portions of the shares of Common Stock offered in  the Rights Offering and to purchase any shares of Common Stock that have not been purchased by the Company’s other shareholders at the close of the Rights Offering.

Shares of Common Stock purchased by the Reporting Persons in the Rights Offering and pursuant to the Standby Purchase Agreement shall be purchased with working capital and on margin.  The Reporting Persons’ margin transactions shall be with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.  Mr. Gendell, TCO and TCM do not directly own any shares of Common Stock.

Item 4.     Purpose of Transaction

The Reporting Persons shall acquire the shares of Common Stock in the Rights Offering and pursuant to the Standby Purchase Agreement for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.  The obligations of TCP and TMF under the Standby Purchase Agreement are subject to certain conditions, which are described in greater detail in Item 6.

Pursuant to a Securities Purchase Agreement by and among TCP, TMF and the Company, dated April 10, 2007 (the “Securities Purchase Agreement”), the Company sold an aggregate of 980,000 shares of Common Stock to TCP and TMF for an aggregate purchase price of $11,025,000 and received interim debt financing through the issuance of a Senior Subordinated Promissory Note to each of TCP and TMF in the aggregate principal amount of $13,975,000 (each a “Note” and collectively, the “Notes”).  The Company used the proceeds from the sale of Common Stock and the issuance of the Notes to TCP and TMF to complete the acquisition by the Company of Adorn Holdings, Inc., which was completed on May 18, 2007.  As described in greater detail in Item 6, pursuant to the Securities Purchase Agreement, so long as the Reporting Persons hold a certain percentage of Common Stock, they have the right to appoint up to two nominees to the Company’s Board of Directors.  As of the date hereof, the Reporting Persons have not appointed any directors to the Company’s Board of Directors.  The Company has agreed that, by the date of the Company’s 2008 Annual Meeting of Shareholders, it shall limit the number of directors serving on its board to no more than nine directors for so long as the Reporting Persons have the right to appoint a director to the Company’s Board of Directors.  In addition, the Company approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons were not subject to certain restrictions set forth in the Indiana Business Corporation Law (the “IBCL”).   Pursuant to the Securities Purchase Agreement, the Company also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

A.  Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 1,834,469.   Percentage: 30.6%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 5,997,177 shares of Common Stock issued and outstanding as of September 17, 2007, as reflected in Section 3(c) of the Standby Purchase Agreement, included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 18, 2007.

(b)  1. Sole power to vote or direct vote: -0-

 2. Shared power to vote or direct vote:  1,834,469

 3. Sole power to dispose or direct the disposition: -0-

 4. Shared power to dispose or direct the disposition:  1,834,469

(c)  TCP did not enter into any transactions in the Common Stock of the Company within the last sixty days.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned:  1,834,469.   Percentage:  30.6%.

(b)  1. Sole power to vote or direct vote: -0-

 2. Shared power to vote or direct vote:  1,834,469

 3. Sole power to dispose or direct the disposition: -0-

 4. Shared power to dispose or direct the disposition:  1,834,469

(c)  TCM did not enter into any transactions in the Common Stock of the Company within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

(a)  Aggregate number of shares beneficially owned: 458,620.   Percentage: 7.6%.

(b)  1. Sole power to vote or direct vote: -0-

 2. Shared power to vote or direct vote:  458,620

 3. Sole power to dispose or direct the disposition: -0-

 4. Shared power to dispose or direct the disposition:  458,620

(c)  TMF did not enter into any transactions in the Common Stock of the Company within the last sixty days.

(d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

(a)  Aggregate number of shares beneficially owned: 458,620.   Percentage: 7.6%.

(b)  1. Sole power to vote or direct vote: -0-

 2. Shared power to vote or direct vote:  458,620

 3. Sole power to dispose or direct the disposition: -0-

 4. Shared power to dispose or direct the disposition:  458,620

(c)  TCO has not entered into any transactions in the Common Stock of the Company within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

E.  Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 2,293,089.   Percentage: 38.2%.

(b)  1. Sole power to vote or direct vote:  -0-

 2. Shared power to vote or direct vote:  2,293,089

 3. Sole power to dispose or direct the disposition:  -0-

 4. Shared power to dispose or direct the disposition:  2,293,089

(c)  Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Securities Purchase Agreement

On April 10, 2007, TCP, TMF and the Company entered into the Securities Purchase Agreement, pursuant to which the Company (i) sold 980,000 shares of Common Stock at $11.25 per share, of which TCP purchased 521,380 shares and TMF purchased 458,620 shares for an aggregate purchase price of $11,025,000.00 and (ii) issued Notes to each of TCP and TMF in the aggregate principal amount of $13,975,000.  The transactions contemplated by the Securities Purchase Agreement were consummated on May 18, 2007.  Pursuant to the Securities Purchase Agreement, the Company agreed to use the proceeds from the sale of the Common Stock and the issuance of the Notes to TCP and TMF to complete the acquisition by the Company of Adorn Holdings, Inc., which was also completed on May 18, 2007.  Under the Securities Purchase Agreement, so long as the Reporting Persons (i) hold between 7.5% and 14.9% of the Common Stock then outstanding, they have the right to appoint one nominee to the Company’s Board of Directors and (ii) hold at least 15.0% of the Common Stock then outstanding, they have the right to appoint two nominees to the Company’s Board of Directors.  The Company agreed to limit, by the date of the Company’s 2008 Annual Meeting of Shareholders, the number of directors serving on its Board to no more than nine directors for so long as the Reporting Persons have the right to appoint a director to the Company’s Board of Directors.  Under the terms of the Securities Purchase Agreement, the sale of the Common Stock was subject to certain conditions, including, among others, (i) the execution of the Registration Rights Agreement as described in greater detail in this Item 6 below; (ii) that the Company amend the Rights Agreement, dated March 21, 2006, as amended, by and between the Company and National City Bank, as Rights Agent (the “Rights Agreement”); and (iii) that all of the conditions necessary for the acquisition of Adorn Holdings, Inc. were satisfied.  In addition, the Company approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Indiana Business Corporation Law.  The Company also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws, regulations of any governmental authority.  The Securities Purchase Agreement also contained standard representations and warranties, as well as other customary terms and conditions.

B. Amended and Restated Registration Rights Agreement

On May 18, 2007, TCP, TMF and the Company entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Company is required to file a shelf registration statement and grant to TCP and TMF (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their shares of Common Stock.  The registration rights granted under the

Registration Rights Agreement terminate with respect to TCP and TMF (and any of their qualifying transferees) when such party no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of registrable securities requested to be included in a registration statement.

C. Notes

On May 18, 2007, pursuant to the Securities Purchase Agreement, TCP and TMF provided interim debt financing in the aggregate principal amount of $13,975,000.00 (of which $2,795,000 was provided by TMF and $11,180,000 was provided by TCP), in exchange for the Notes issued by the Company in like principal amount.  The Notes have a term of three years and shall be repaid as follows: (i) on the first anniversary, 10% of the original principal amount, (ii) on the second anniversary, 40% of the original principal amount and (iii) a final payment of the outstanding principal balance together with any accrued and unpaid interest thereon due at maturity.  Interest shall be payable in cash or in kind at a rate of 9.5% per annum for the first year and 13.5% per annum for the period thereafter.  The Notes are unsecured and subordinate to the Company’s Senior Debt (as defined in the Notes).

D. Standby Purchase Agreement

On September 17, 2007, TCP, TMF and the Company entered into the Standby Purchase Agreement, pursuant to which TCP and TMF have agreed to certain standby commitments with regard to the Company’s planned Rights Offering.  In connection with the Rights Offering, the Company intends to grant each of its shareholders one right to purchase a fraction of a share of Common Stock from the Company at a set subscription price for each share of Common Stock owned by the shareholder as of a yet to-be-determined record date.  Pursuant to the Standby Purchase Agreement, TCP and TMF have agreed to purchase from the Company all of the shares of Common Stock that will be available in the Rights Offering for purchase by TCP and TMF as shareholders of the Company.  Furthermore, pursuant to the Standby Purchase Agreement, TCP and TMF have agreed to purchase any shares of Common Stock that have not been purchased by the Company’s other shareholders at the close of the Rights Offering (the “Unsubscribed Shares”).  TCP and TMF will pay the same price per share for the Unsubscribed Shares as the subscription price per share offered in the Company’s Rights Offering.  TCP and TMF have reserved the right to determine the allocation of the Unsubscribed Shares purchased by them so long as they purchase 100% of the Unsubscribed Shares in the aggregate.  Pursuant to the Registration Rights Agreement, the shares of Common Stock purchased by TCP and TMF in the Rights Offering and pursuant to the Standby Purchase Agreement will be eligible to be registered for resale.  The Company has agreed that it will use the proceeds from the Rights Offering and the transactions contemplated by the Standby Purchase Agreement to prepay, in part, the Notes.  Under the terms of the Standby Purchase Agreement, the obligations of TCP and TMF to purchase any shares in the Rights Offering or the Unsubscribed Shares is subject to certain conditions, including, among others, that as of the closing of the transactions contemplated by the Standby Purchase Agreement (i) the Company will have taken all necessary actions such that the purchase of Common Stock by TCP and TMF will not be subject to certain restrictions set forth in Section 18 and 19 of Chapter 43 the IBCL; (ii) the Company will not have amended its bylaws to opt in to the control-share provisions of the IBCL; (iii) the Company will have amended the Rights Agreement to accommodate the issuance and sale of Common Stock to TCP and TMF in the Rights Offering and pursuant to the Standby Purchase Agreement; and (iv) the Company shall have increased the number of authorized shares of Common Stock in its Articles of Incorporation to 20,000,000.  The Standby Purchase Agreement also contains standard representations and warranties, as well as other customary terms and conditions.

The foregoing summaries of the Securities Purchase Agreement, the Registration Rights Agreement, the Notes and the Standby Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 5, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits

1.  Securities Purchase Agreement dated April 10, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on April 11, 2007).

2.  Amended and Restated Registration Rights Agreement dated as of May 18, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on May 24, 2007).

3.  Senior Subordinated Promissory Note by Patrick Industries, Inc. in favor of Tontine Capital Partners, L.P. dated as of May 18, 2007, in the amount of $11,180,000 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 24, 2007).

4.  Senior Subordinated Promissory Note by Patrick Industries, Inc. in favor of Tontine Capital Overseas Master Fund, L.P. dated as of May 18, 2007, in the amount of $2,795,000 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 24, 2007).

5.  Standby Purchase Agreement, dated September 17, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on September 18, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2007
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of
Tontine Capital Management, L.L.C., general partner of
Tontine Capital Partners, L.P., and as managing member
of Tontine Capital Overseas GP, L.L.C., general partner
of Tontine Capital Overseas Master Fund, L.P.

Name/Title